UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C.  20549

                                            SCHEDULE 13G

                                Under the Securities Exchange Act of 1934
                                          (Amendment No. 17)*.

                                           SunTrust Banks, Inc.

                                                  Common

                                                 86791410

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  86791410  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks
      of Florida, Inc. as Parent Holding Company; SunTrust Banks of Tennessee, Inc. as Parent Holding Company; SunTrust Banks of Georgia, Inc. and of Trusco Capital Management, Inc. and in various fiduciary capacities. 58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    22,238,918
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  1,908,839
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 12,632,843
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      11,129,143
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,260,221
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        11.3%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK AND IA




CUSIP NO.  86791410  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks of Georgia as Parent Holding Company for SunTrust Bank, Atlanta and in various fiduciary capacities.
      58-0466330
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    10,687,747
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  1,037,609
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 7,085,550
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      4,969,194
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,141,887
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.44%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK





                             SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

                                        SCHEDULE 13G
                           UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)    Name of Issuer:
---------    --------------
             SunTrust Banks, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
---------    -----------------------------------------------
             25 Park Place, N.E.
             Atlanta, Georgia  30303

Item 2(a)    Name of Person Filing:
---------    ---------------------
             SunTrust Banks, Inc. as Parent Holding Company for: SunTrust
             Banks of Florida, Inc. as Parent Company; SunTrust Banks of
             Tennessee, Inc. as Parent Holding Company; SunTrust Banks of
             Georgia, Inc. as Parent Holding Company for SunTrust Bank,
             Atlanta and Trusco Capital Management, Inc., and in various fiduciary capacities.

Item 2(b)    Address of Principal Business Office(s):
---------    ---------------------------------------
             25 Park Place, N.E.
             Atlanta, Georgia  30303

Item 2(c)    Citizenship:
---------    -----------
             SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Florida, Inc. is a Florida corporation; SunTrust Banks of Georgia, Inc. is a Georgia corporation; SunTrust Bank, Atlanta is a Georgia banking association; Trusco Capital Management, Inc. is a registered investment advisor and a Georgia corporation; SunTrust Banks of Tennessee, Inc. is a Tennessee corporation.

Item 2(d)    Title of Class of Securities:
---------    ----------------------------
             Common Stock

Item 2(e)    CUSIP Number:
---------    ------------
              86791410




Item 3       Type of Person:
------       --------------
              (b) Bank as defined in section 3(a)(6) of the Act.
              (e) Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940.
              (g) Parent holding company, in accordance with para. 240,13d-
                  1(1)(ii)(H).

Item 4        Ownership:
------        ---------

              Amount Beneficially Owned.  25,260,221

              (b) Percent of Class:   11.3%

              (c) Number of Shares as to which such person has:
                 (i) Sole power to vote or to direct the vote:  22,238,918

                (ii) Shared power to vote or to direct the vote:  1,908,839

               (iii) Sole power to dispose or to direct the disposition of:
                     12,632,843

               (iv)  Shared power to dispose or the direct the disposition of:
                     11,129,143



Item 5    Ownership of Five Percent or Less of Class:
------    ------------------------------------------
          Not Applicable

Item 6    Ownership of More than 5 Percent of Behalf of Another Person:
------    ------------------------------------------------------------
          See Exhibit B

Item 7    Identification and Classification of the Subsidiary Which
------    Acquired the Security Being Reported on By the Parent Holding
          Company:
          ------------------------------------------------------------
          See Item 2 and Exhibit C

Item 8    Identification and Classification of Members of the Group:
------    ---------------------------------------------------------
          Not Applicable

Item 9    Notice of Dissolution of Group:
------    ------------------------------
          Not Applicable

Item 10   Certification:
-------   -------------
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature:
          ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 31, 1997

          SunTrust Banks, Inc.

          By/s/ Cynthia S. Walker
          -------------------------
          Assistant Vice President
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.



                                EXHIBIT A

     The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc., in various fiduciary capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.





                                       EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.



                                       EXHIBIT C


                                 Sole      Shared       Sole      Shared
                                Voting     Voting     Power to   Power to
Name of Person Filing            Power     Power      Dispose     Dispose

SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
------------------------------
SunTrust Bank, Atlanta            10,687,747  1,037,609  7,085,550  4,969,193
and in Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Bank, Savannah              235,389        200    148,013     82,556
N.A. and in Various Fiduciary
Capacities
33 Bull Street
Savannah, Georgia  31401

SunTrust Bank, Middle                538,836      6,200    396,343    710,045
Georgia, N.A. and in Various
Fiduciary Capacities
606 Cherry Street
Macon, Georgia  31201

SunTrust Bank, Augusta, N.A.         154,656        -0-     17,804    132,184
and in Various Fiduciary
Capacities
80 Broad Street
Augusta, Georgia  30902

SunTrust Bank, West Georgia          289,794        -0-     90,262    171,131
N.A. and in Various
Fiduciary Capacities
1246 First Avenue
Columbus, Georgia  31901

SunTrust Bank, Northeast             89,854         -0-     60,228     33,738
Georgia, N.A. and in Various
Fiduciary Capacities
101 North Lumpkin Street
Athens, Georgia  30613



                                                             EXHIBIT C

                                   Sole      Shared      Sole      Shared
                                   Voting    Voting    Power to   Power to
Name of Person Filing              Power      Power    Dispose    Dispose


SunTrust Bank, Southeast          414,359     -0-      326,999     65,716
Georgia, N.A. and in Various
Fiduciary Capacities
510 Gloucester Street
Brunswick, Georgia  31520

SunTrust Bank, South              195,550     -0-       44,425    150,810
Georgia, N.A. and in Various
Fiduciary Capacities
410 West Broad
Albany, Georgia  31701

SunTrust Bank, Northwest           82,575     -0-       59,949     22,626
Georgia, N.A. and in Various
Fiduciary Capacities
100 Ease Second Avenue
Rome, Georgia  30161


SunTrust Banks of Florida, Inc.
as Parent Holding Company for:
------------------------------
SunTrust Bank, Central Florida,   783,989     220      166,283   522,724
N.A. and in Various Fiduciary
Capacities
200 South Orange
Orlando, Florida  32801

SunTrust Bank, South Florida,     967,731    304,994   568,073   700,452
N.A. and in Various Fiduciary
Capacities
501 E. Las Olas Blvd.
Ft. Lauderdale, Florida

SunTrust Bank, Tampa Bay and in   154,094      11,976    56,542    85,652
Various Fiduciary Capacities
315 East Madison St.
Tampa, Florida  33602

SunTrust Bank, Nature Coast       117,678      81,055    88,670   110,063
and in Various Fiduciary Capacities
One East Jefferson St.
Brooksville, Florida  34601

SunTrust Bank, Miami, N. A.       376,514       -0-    160,544    182,582
and in Various Fiduciary Capacities
777 Brickell Ave.
Miami, Florida  33131

SunTrust Bank, Mid-Florida,        26,066       -0-      1,132     24,934
N.A. and in Various Fiduciary
Capacities
595 Cypress Gardens Blvd. S.E.
Winter Haven, Florida  33882

SunTrust Bank, Gulf Coast          56,450      1,000    37,494      13,288
and in Various Fiduciary
Capacities
1777 Main Street
Sarasota, Florida  34236

SunTrust Bank, North Central       24,807      2,640     18,567       8,880
Florida and in Various Fiduciary
Capacities
203 E. Silver Springs Blvd.
Ocala, Florida  34470

SunTrust Bank, East Central       101,442       -0-      67,911     32,731
Florida and in Various Fiduciary
Capacities
120 S. Ridgewood Avenue
Daytona Beach, Florida  32114

SunTrust Bank, Southwest Florida   30,522      28,248     10,910    48,620
and in Various Fiduciary Capacities
12730 New Brittany Blvd.
Fort Myers, Florida  33907

SunTrust Bank, North Florida,      54,725      86,420     52,157     86,996
N.A. and in Various Fiduciary
Capacities
200 W. Forsyth Street
Jacksonville, Florida  32202

SunTrust Bank, Treasure Coast,     17,676      65,040     17,076     65,640
N.A. and in Various Fiduciary
Capacities
111 Orange Avenue
Fort Pierce, Florida  34950

SunTrust Bank, West Florida         4,000        -0-     4,000        -0-
and in Various Fiduciary
Capacities
220 W. Garden Street
Pensacola, Florida  32501

                                        EXHIBIT C

                                   Sole     Shared    Sole       Shared
                                  Voting    Voting   Power to    Power to
Name of Person Filing              Power     Power    Dispose    Dispose

SunTrust Banks of Tennessee, Inc.
as Parent Holding Company for:
--------------------------------
SunTrust Bank, Nashville, N.A.   2,528,288   17,350   1,397,543    929,150
and in Various Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244

SunTrust Bank, Chattanooga,      3,097,797  248,287     517,362   1,940,044
N.A. and in Various Fiduciary
Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

SunTrust Bank, Alabama, N.A.        83,224   17,600      78,460      23,964
Florence and in Various
Fiduciary Capacities
201 South Court St.
Florence, Alabama  35631

SunTrust Bank, Northeast            17,194      -0-      12,163       5,030
Tennessee, N.A.
and in Various Fiduciary Capacities
207 Mockingbird Lane
Johnson City, Tennessee  37605

SunTrust Bank,  East Tennessee      18,268      -0-       5,876      10,392
N.A. and in Various Fiduciary
Capacities
700 Hill Ave.
Knoxville, Tennessee   37915

SunTrust Banks, Inc.
--------------------
Trusco Capital Management, Inc.  1,085,426      -0-    1,085,426       -0-
and in Various Fiduciary Capacities
50 Hurt Plaza, Suite 1400
Atlanta, Georgia  30303


Shares Beneficially Owned   25,260,221




SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


January 31, 1997

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of SunTrust Banks, Inc. Common Stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.


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